Exhibit 3.26

OPERATING AGREEMENT OF FTI, LLC

THIS OPERATING AGREEMENT (this “Agreement”), dated effective November 24, 2004, is executed on behalf of FTI Consulting, Inc., a Maryland corporation, as the sole member (the “Member”) of FTI, LLC, a Maryland limited liability company (the “Company”).

1.	The Member has formed the Company as a limited liability company under the Maryland Limited Liability Company Act, MD. CORPS. & ASS’NS CODE ANN., § 4A-1-1, et seq (the “LLC Act”).
2.	The purpose for which the Company is formed is to engage in any lawful act or activity that may be carried on by a limited liability company under the LLC Act.
3.

The Member has caused Articles of Organization of the Company to be executed by an authorized person (within the meaning of § 4A-101(c) of the LLC Act) and filed for record with the Maryland State Department of Assessments and Taxation (“SDAT”) as of the date of this Agreement.

4.	The Company shall have perpetual existence beginning on the date that the Articles of Organization were filed and received by SDAT.
5.

The initial address of the principal office of the Company in the State of Maryland and the name and address of the initial resident agent of the Company in the State of Maryland are as set forth in the Articles of Organization.

6.

The ownership interests in the Company consist of an unlimited number of membership interests. The Company may issue membership interests in such amounts, in such classes and series, and for such consideration, whether cash, services, promissory notes or property in-kind, as it or its Managers shall determine from time to time. Currently, its membership interests consist of one class.

7.

The Member has acquired one membership interest in the Company, representing all of the membership interests issued and outstanding on the date hereof, which membership interest has been duly authorized, validly issued and duly paid for, in consideration of the payment of costs and the provision of services associated with the organization and operation of the Company.

8.	The Company shall make distributions to the Member as it shall determine from time to time.
9.	The exclusive authority to manage, control and operate the Company is vested in the Member and the persons appointed by the Member as Managers. The day to day operations of the Company shall be under the direction of the Officers as appointed by the Managers from time to time.

10.

The Member shall establish the initial number of Managers, which initially shall be two. The initial Managers of the Company will be Jack B. Dunn, IV and Theodore I. Pincus, each to hold office until their respective successor is appointed and qualifies. The affirmative vote of a majority of Managers shall constitute approval of matters submitted to the Managers for approval.

11.

The Company may have a Chairman, a Chief Financial Officer, a President, a Chief Financial Officer, a Secretary and a Treasurer. In the absence of any designation, the Chairman, or in the absence of a Chairman, the President, shall serve as the chief executive officer. The Company may also have a one or more Vice Presidents, a Chief Operating Officer, assistant officers, subordinate officers and any other class of officers, as may be established by the Managers, including, those with the title of “senior managing director”. The Managers may grant to the Chairman, Chief Executive Officer, President and any other officer it shall designate from time to time the authority to appoint members of a class of officer of the Company, subject to such conditions, if any, it shall determine. A person may hold more than one office in the Company, except that no person may serve concurrently as both President and Vice President of the Company. The Officers may also be, but do not need to be, Managers.

12.

The Managers shall appoint the officers of the Company. The Managers may from time to time authorize any committee or officer to appoint assistant officers, subordinate officers and class of officer designated by the Managers. The appointment of an officer, employee or agent shall not of itself create contract rights. All officers shall be appointed to hold their offices, respectively, during the pleasure of the Managers. The Managers (or as to any assistant officer, subordinate officer or class of officer, any committee or officer authorized by the Managers), may remove an officer at any time. The removal of an officer shall not prejudice his or her contract rights. The Managers, (or as to any assistant officer, subordinate officer or class of officer, any committee or officer authorized by the Managers), may fill a vacancy which occurs in any office for the unexpired portion of the term.

13.	Each Manager and Officer, by his or her signature shall have the authority and right to act for and bind the Company within the duties of his or her office and as otherwise authorized by the Managers.
14.

The Company shall indemnify (i) its Managers and Officers to the fullest extent permitted or authorized by the laws of the State of Maryland now or hereafter in force, including (without limitation) the advance of expenses under the procedures and to the full extent permitted by law, and (ii) other employees and agents of the Company to such extent as authorized by the Managers from time to time subject to applicable law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Managers may take such action as is necessary to carry out those indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Articles of Organization or this Agreement or repeal of any of the provisions thereof or hereof shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal. The indemnification shall be payable solely from the assets of the Company and no Member shall have any personal, corporate or limited liability company liability therefore.

15.

To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no Manager or Officer of the Company shall be personally liable to the Company or any Members for money damages. No amendment of the Articles of Organization or this Agreement, or repeal of any of their respective provisions shall limit or eliminate the limitation on liability provided to the Managers and Officers hereunder with respect to any act or omission occurring prior to such amendment or repeal.

16.	Except as required by the LLC Act, the bankruptcy, dissolution, liquidation or termination of the Member shall not automatically cause the dissolution or liquidation of the Company.
17.

The Company shall be dissolved upon the authorization of the Managers to dissolve, liquidate and terminate the Company, and no other event (including any event specified in § 4A-606 of the LLC Act) shall cause or result in the liquidation or dissolution of the Company. Upon an event of dissolution, the Managers shall wind-down and liquidate the Company. After satisfaction (whether payment or by establishment of reserves therefore) of creditors, the remaining assets (if any) shall be distributed to the Member(s).

18.	This Agreement shall be construed and enforced in accordance with the laws of the State of Maryland, without regard to conflict of law principles.

IN WITNESS WHEREOF, the undersigned sole Member has caused this Agreement to be executed as of the date and year first above written.

FTI CONSULTING INC.

By: /s/ Theodore I. Pincus

Name: Theodore I. Pincus

Title: Executive Vice President and

Chief Financial Officer